EDAC Technologies Corporation
1806 New Britain Ave.
Farmington, CT 06032
860-677-2603
Fax 860-674-2718
June 21, 2007
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re:	Letter dated June 13, 2007
EDAC Technologies Corporation File No. 000-14275
Form 10-K for the year ended December 30, 2006
Dear Ms. Cvrkel:
     The following are the responses of EDAC Technologies Corporation (“the Company”) to the comments in the Securities and Exchange Commission (“SEC”) Staff’s comment letter dated June 13, 2007 (the “Comment Letter,” relating to the Company’s Form 10-K for the year ended December 30, 2006 (the “Form 10-K”). The numbered responses below correspond to the numbered paragraphs in the Comment Letter.
          1. In future filings, we will revise the Company’s Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations to describe the underlying business reasons for material changes in the cash flows from operating, investing and financing activities from period to period.
          2. Within one of the tables in Note E to the Consolidated Financial Statements we listed “FAS 158 transition adjustment” of $(2,059). This amount was actually the previous year’s cumulative net loss and not a transition adjustment for SFAS No. 158. Since all future accruals under the Company’s defined benefit plan were frozen as of April 1, 1993, the Company’s projected benefit obligation for previous years had been the same as its accumulated benefit obligation. This recognition resulted in no transition adjustment in 2006. In future filings, we will revise the Company’s Notes to properly reflect the presentation of the 2006 transition adjustment of $0 and the 2005 net loss amount of $(2,059).

     The Company acknowledges the following with the Commission:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings.
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/Dominick A. Pagano
Dominick A. Pagano
President and Chief Executive Officer
cc: Mr. Glenn L. Purple